Protective Life Corporation

2801 Highway 280 South

Birmingham, Alabama 35223

February 4, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                             Protective Life Corporation

Form RW, Withdrawal of Registration Statement on Form S-3

File No. 333-197300

Ladies and Gentleman:

This letter constitutes an application by Protective Life Corporation (the “Company”) pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-197300), that was initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 8, 2014 (the “Registration Statement”).  The Registration Statement became effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

On February 1, 2015, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of June 3, 2014 (the “Merger Agreement”), by and among the Company, The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan (“Dai-ichi”), and DL Investment (Delaware), Inc., a Delaware corporation and wholly-owned subsidiary of Dai ichi (the “Merger Sub”).  Pursuant to the terms of the Merger Agreement, the Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Dai-ichi.  As a result of the Merger, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

Please address any questions concerning this matter to the undersigned at 205-268-3700.  Thank you for your assistance in this matter.

Very truly yours,

Protective Life Corporation

By:	/s/ Deborah J. Long
Name:	Deborah J. Long
Title:	Executive Vice President, Secretary and General Counsel